東京青山・青木法律事務所

Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com




05006006

FILE No. 82-5176

February 10, 2005

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Issuance of Unsecured Convertible Bonds with Stock Acquisition Rights (dated January 17, 2005) and
- Notice of Commencement of Tender Offer (dated January 17, 2005).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

(Translation)

FILE No. 82-5176

To Whom It May Concern::

January 17, 2005

Name of listed company: Fuji Television Network, Incorporated
Representative: Koichi Murakami, President and Representative Director
(Code No.: No. 4676 Tokyo Stock Exchange, 1st section)
For further information, please contact: Masao Sakai,
Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Notice of Issuance of Unsecured Convertible Bonds with Stock Acquisition Rights

At a meeting held on January 17, 2005, the Board of Directors of Fuji Television Network, Inc. approved a resolution for the issuance of the Company's first series of unsecured convertible bonds with stock acquisition rights through a third-party placement. Details of the bond issue are provided below.

1. Name of bonds

Fuji Television Network, Inc., First Series of Unsecured Convertible Bonds with Stock Acquisition Rights (Limited Inter-Bond *Pari Passu* Clause) (hereinafter referred to as the "Bonds with Stock Acquisition Rights," of which the bonds are to be referred to as the "Bonds" and the stock acquisition rights are to be referred to as the "Stock Acquisition Rights").

2. Issue price

¥100 per ¥100 in face value (Face value of each of the bonds is ¥100 million)

3. Issue price of Stock Acquisition Rights

Free

4. Payment date and date of issue

February 25, 2005 (Friday)

Cautionary Statement
These materials were prepared for the public disclosure of information regarding Fuji Television's issuance of unsecured convertible bonds with stock acquisition rights. This release is not to be construed as an offer to buy or sell securities referred to herein.

5. Particulars of offering

(1) Method of offering

The entire amount will be allocated to Daiwa Securities SMBC, Co., Ltd. by means of a third-party allocation.

(2) Issue price

¥100 per ¥100 in face value

(3) Subscription period

Through February 25, 2005 (Friday)

(4) Venue where subscriptions will be accepted

Sumitomo Mitsui Banking Corporation, Main Branch

6. Particulars of the Stock Acquisition Rights

(1) Type and number of stock to be issued by Stock Acquisition Rights

The type of stock to be issued by the exercise of the Stock Acquisition Rights shall be the Company's common stock, and the number of such common stock to be newly issued or transferred in substitution (issuance or transfer of the Company's common stock is to be hereinafter referred to as "delivery") upon request for such exercise shall be the maximum whole number obtained by dividing the aggregate issue price of the Bonds by the Conversion Price defined in (3)(ii) of this Section (if the Conversion Price was amended or adjusted in accordance with (8) or (9) of this Section, such amended or adjusted Conversion Price). However, any fraction less than one-hundredth (1/100) of a share of stock shall be disregarded and no cash adjustment shall be made. In the event that the exercise of the Stock Acquisition Rights results in the issuance of fractional shares, the Company will assume that the holder of these shares has exercised the right as stipulated in the Commercial Code of Japan to have fractional shares purchased by the Company, and a cash payment will be made accordingly.

(2) Total number of Stock Acquisition Rights to be issued

One Stock Acquisition Right shall be attached to each of the Bonds, and 800 Stock Acquisition Rights shall be issued in total.

(3) Amount payable upon exercise and Conversion Price

(i) The amount to be payable upon exercise of one Stock Acquisition Right shall be equal to the issue price of the Bonds.

(ii) The amount payable for one share of stock upon exercise of the Stock Acquisition Right (hereinafter referred to as the "Conversion Price") shall initially be set at ¥237,300.

(4) Rationale for determining the issue price of the Stock Acquisition Rights as zero and the amount to be paid upon exercise thereof

The issue price of the Stock Acquisition Rights was determined as zero, taking into consideration that the Bonds and the Stock Acquisition Rights are closely relateds to each other on the grounds that the Stock Acquisition Rights are attached to the convertible bonds with stock acquisition rights and shall not be transferable separately from the Bonds and that all the Bonds shall cease to exist upon exercise of the related Stock Acquisition Rights due to substitute payment, and in view of the estimated value of the Stock Acquisition Rights, as well as the economic value of the Bonds estimated from the interest rate, the issue price, and other terms of issue of the Bonds. In addition, since the Bonds with Stock Acquisition Rights are the convertible bonds with stock acquisition rights, the amount to be payable upon exercise of one Stock Acquisition Right was determined as the one equal to the issue price of the Bonds, and the initial Conversion Price was determined as an amount equal to 105% of the closing price of the Company's common stock on the Tokyo Stock Exchange on January 17, 2005.

(5) Issue price of new stock to be capitalized

The amount to be capitalized from the issue price of one share of the Company's common stock to be issued upon exercise of the Stock Acquisition Right shall be the amount obtained by multiplying such issue price of such stock by 0.5, and any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest yen.

(6) Exercise period for Stock Acquisition Rights

The bondholders of the Bonds with Stock Acquisition Rights are entitled to request exercise of their Stock Acquisition Rights (hereinafter referred to as the "Request for Exercise") at any time during the period from February 28, 2005 through February 22, 2007.

(7) Conditions for exercise

If the Bonds shall have been redeemed before maturity at the option of the

Company according to Section 7 (5) (ii) or (iii) or if the Bonds shall have become due and payable, the Stock Acquisition Rights may not be exercised on or after the date of such redemption or the date on which the Bonds become due and payable. If the Company determines to redeem the Bonds before maturity at the request of the bondholders of the Bonds with Stock Acquisition Rights in accordance with Section 7 (5) (iv), the Stock Acquisition Rights may not be exercised from the point at which a written request is submitted to the fiscal agent as shown in Section 11 (hereinafter referred to as the "Fiscal Agent"). Moreover, no Stock Acquisition Right may be partially exercised.

(8) Revision of Conversion Price

From the business day following the third Friday of each month (hereinafter referred to as the "Determination Date") after the issuance of the Bonds with Stock Acquisition Rights, the Conversion Price will be revised to the amount corresponding to 90% of the average of the closing prices (including quotations) through the regular trading of the Company's common stock on Tokyo Stock Exchange, Inc. for five consecutive trading days immediately preceding the Determination Date (including that day) (excluding any trading day on which the closing price does not exist, and if the Determination Date is not a trading day, five consecutive trading days up to the trading day immediately preceding the Determination Date; hereinafter referred to as the "Market Price Computation Period") (the value shall be computed to the second decimal place and rounded down to the nearest first decimal place; hereinafter referred to as the "Revised Conversion Price"). If any of the events of adjustment of the Conversion Price mentioned in (9) below occurs during the Market Price Computation Period, the Revised Conversion Price shall be adjusted to the price the Company deems appropriate in accordance with the Terms and Conditions of the Bonds with Stock Acquisition Rights; provided, however, that if the Revised Conversion Price after such computation is less than ¥118,650 (hereinafter referred to as the "Minimum Conversion Price," but subject to adjustment under (9) of this Section), the Revised Conversion Price shall be the Minimum Conversion Price, and if the Revised Conversion Price after such computation is more than ¥474,600 (hereinafter referred to as the "Maximum Conversion Price," but subject to adjustment under (9) of this Section), the Revised Conversion Price shall be the Maximum Conversion Price.

(9) Adjustment of Conversion Price

The Conversion Price will be adjusted according to the following formula when the Company delivers its common stock at an issue price or a disposal price lower than the market price of the Company's common stock (except for the delivery as a result of conversion or exercise of the instruments to be converted or convertible to the Company's common stock or the stock acquisition rights (including those attached to the bonds with stock acquisition rights) by which delivery of the

Company's common stock may be requested, as the case may be) after issuance of the Bonds with Stock Acquisition Rights. In the following formula, the "number of outstanding shares" means the number of the Company's common stock outstanding less the number of treasury common stock owned by the Company.

$$\text{Adjusted Conversion Price} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Issue price or disposal price per share}}{\text{Market price}}}{\text{Number of already issued shares} + \text{Number shares newly issued or disposed}}$$

The Conversion Price shall also be adjusted as appropriate when the Company's common stock is split or consolidated, or when instruments to be converted or convertible to the Company's common stock at a price less than the market price or stock acquisition rights or bonds with stock acquisition rights by which delivery of the Company's common stock may be requested are issued. If common stock is issued through a stock split, the "Number of shares newly issued or disposed of" in the formula above will not include treasury common stock held by the Company as allocated to the Company at the shareholders allocation date.

(10) Reasons for cancellation and conditions for cancellation of the Stock Acquisition Rights Reasons for cancellation have not been stipulated.

(11) Starting date of computation regarding dividend on stock delivered upon exercise of the Stock Acquisition Rights

Cash dividends or distribution of money stipulated in Article 293-5 of the Commercial Code of Japan (interim dividends) on the Company's common stock delivered upon Request for Exercise will be paid by assuming that the Company's common stock has been delivered on April 1 when the Request for Exercise was made during the period from April 1 to September 30, and that the Company's common stock has been delivered on October 1 when the Request for Exercise was made during the period from October 1 to March 31.

(12) Matters concerning substitute payment

In accordance with Article 341-3, Paragraph 1, Items 7 and 8 of the Commercial Code of Japan, when a person exercises the Stock Acquisition Rights, such person shall be deemed to have requested that the total amount to be paid upon exercise of such Stock Acquisition Right has been paid in lieu of the full redemption of the Bonds, and it shall also be deemed that the payment on such request has been made.

(13) Receiving agent of request for exercise (transfer agent)

Head Office Stock Transfer Agency Division, Mizuho Trust & Banking Co., Ltd.

(14) Venue for request for exercise

Not applicable.

7. Particulars of Bonds

(1) Total amount of the Bonds

¥80 billion.

(2) Face value of each Bond certificate

¥100 million

(3) Interest rate on the Bonds

The Bonds shall bear no interest.

(4) Redemption price

¥100 per ¥100 in face value
However, in the event of early redemption, the prices shown in (5)(ii) through (iv) of this Section shall apply.

(5) Method of and period of redemption

(i) The aggregate amount of the Bonds shall be redeemed on February 23, 2007.
(ii) When the Company resolves to become a wholly owned subsidiary of another company by stock exchange or stock transfer at its general meeting of shareholders, the Company shall redeem the entirety of the remaining Bonds at the amounts shown below per ¥100 in face value, by giving to each bondholder of the Bonds with Stock Acquisition Rights a prior notice of not less than 30 days and not more than 60 days of the redemption date. Partial early redemption shall not be allowed in this case.

From February 26, 2005 to February 25, 2006	¥101
From February 26, 2006 to February 22, 2007	¥100

(iii) (a) The Company may redeem before maturity the entirety of the remaining Bonds at ¥100 per ¥100 in face value (partial redemption is not permitted).

(b) If the early redemption described in (iii) (a) of this Section is to be implemented, the Company will submit written notification to this effect to the Fiscal Agent at least three weeks in advance of the scheduled redemption date and also give prior notice of the items specified in the Terms and Conditions of the Bonds with Stock Acquisition Rights. The Company may not cancel the aforementioned redemption after giving notification to the Fiscal Agent.

(iv) (a) The bondholders of the Bonds with Stock Acquisition Rights have the right to, request the Company to redeem the entirety or a part of the Bonds held by it at ¥98 per ¥100 in face value at any time.

(b) If a bondholder of Bonds with Stock Acquisition Rights intends to request the Company to redeem before maturity as stipulated in (iv) (a) of this Section, the bondholder must submit prior notification in writing in the form designated by the Company (hereinafter referred to as "Request for Early Redemption") to the Fiscal Agent at least three weeks before the scheduled redemption date, identifying the Bonds requested to be redeemed before maturity, after entering the date of request and affixing the bondholder's name and seal impression on it and attaching the bond certificates of the Bonds with Stock Acquisition Rights. However, the Request for Early Redemption for the registered Bonds must pass through the Registrar noted in Section 10.

(c) The request for early redemption of the Bonds becomes effective when documentation required for requesting early redemption reaches the Fiscal Agent. Bondholders who have submitted documentation required for requesting early redemption may not cancel such requests after submission.

(v) If the day on which redemption is scheduled to be made falls on a bank holiday, the redemption date shall be brought forward to the preceding bank business day.

(vi) The Company may purchase and cancel the Bonds at any time on or after the day immediately following the date of issuance of the same; provided, however, that it is not possible to cancel the Stock Acquisition Rights only. In the event that the Company cancels the Bonds by purchase, it shall waive any and all rights to the Stock Acquisition Rights so obtained.

(6) Form of bond certificate
Bearer form
In accordance with Article 341-2, Paragraph 4 of the Commercial Code of Japan, the transfer of either of the Bonds or the Stock Acquisition Rights of the Bonds with Stock Acquisition Rights is not permitted.

(7) Collateral and guarantees

There exists no collateral or guarantees on the Bonds with Stock Acquisition Rights, and no asset is reserved particularly for the Bonds with Stock Acquisition Rights.

(8) Financial covenants (restrictions on provision of collateral)

As long as any outstanding balance of the Bonds exists, if the Company intends to establish a mortgage on other convertible bond-type bonds with stock acquisition rights to be issued in future in Japan by the Company after issuance of the Bonds with Stock Acquisition Rights, such mortgage shall be *pari passu* with that on the Bonds in accordance with the Secured Bonds Trust Law of Japan, for the benefit of the Bonds with Stock Acquisition Rights. The convertible bonds with stock acquisition rights means the bonds with stock acquisition rights stipulated in Article 341-2 of the Commercial Code of Japan as to which it has been resolved by the board of directors that when a holder of the bonds with stock acquisition rights exercises the stock acquisition rights, such holder shall be deemed to have requested that the total amount to be paid upon exercise of such stock acquisition right has been paid in lieu of the redemption of the total amount of the bonds and it shall also be assumed that the payment on such request has been made in accordance with Article 341-3, Paragraph 1, Items 7 and 8 of the Commercial Code of Japan.

8. Recording agency of the Bonds

The Bonds with Stock Acquisition Rights meet the requirements of the provisory clause of Article 297 of the Commercial Code of Japan, and therefore the Company has not established a recording agency of the Bonds.

9. Rating acquired

Not applicable.

10. Registrar

Sumitomo Mitsui Banking Corporation

11. Fiscal agent

Sumitomo Mitsui Banking Corporation

12. Paying agent (place of payment of redemption money)

Sumitomo Mitsui Banking Corporation, Tokyo Sales Division

13. Application for listing

None

14. The above items are subject to the submissions made under the Securities and Exchange Law becoming effective.

For reference:

1. Use of funds raised

(1) Use of funds raised in current financing:

We plan to use ¥79,900 million in net proceeds to acquire the shares of Nippon Broadcasting System. Inc.

(2) Change in use of funds raised in previous financing:

Not applicable.

(3) Impact on Company earnings outlook:

We are not changing our earnings forecasts for the fiscal year ending March 31, 2005.

2. Distribution of profits to shareholders

(1) Basic profit distribution policy:

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its business performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital equipment.

(2) Approach to setting dividends:

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next fiscal year's performance forecast, the need for internal reserves, changes in the share price of the Company's stock, and other factors.

(3) Dividend information concerning the last three fiscal years

Years ended March 31

Non-consolidated	2002	2003	2004
Net income per share	¥17,368.81	¥12,103.22	¥19,535.96
Annual dividend per share (Interim dividend per share)	¥1,750 (¥450)	¥1,750 (¥600)	¥2,000 (¥600)
Dividend payout ratio	10.1%	14.5%	10.2%
Return on shareholders' equity	5.3%	3.7%	5.1%
Dividend rate for shareholders' equity	0.5%	0.5%	0.6%

3. Other

(1) Information on the dilutive effect of latent shares

This round of financing is expected to result in latent shares of 13.23% compared with the total number of shares outstanding as of January 17, 2005.

(Note): The percentage of latent shares is calculated by dividing by the total number of shares outstanding most recently available, the Stock Acquisition Rights on the Unsecured Convertible Bonds with Stock Acquisition Rights mentioned above are all exercised at the initial Conversion Price.

(2) Equity financing conducted over the past three years

a. Status of equity financing

Date	Amount of capital increase (¥ million)	Amount of capital after financing (¥ million)	Capital reserves after financing (¥ million)
February 2, 2004 (Note 1)	83,584	101,556	129,021
March 5, 2004 (Note 2)	9,287	106,200	133,664

Notes:
1. Non-gratis public offering (¥41,792 million added to capital and capital reserves).
2. Third-party share sale through over-allotment (¥4,643 million added to capital and capital reserves).

b. Share price trends over the past three fiscal years

Years ended March 31

	2002	2003	2004	2005
Open	¥870,000	¥695, 000	¥368,000	¥295,000
High	¥1,020,000	¥795,000	¥670,000 *¥299,000	¥310,000
Low	¥450,000	¥360,000	¥357,000 *¥265,000	¥205,000
Close	¥692,000	¥368,000	*¥293,000	¥226,000
PER	39.8x	30.4x	30.0x	–

Notes:

1. Shares prices are those as traded on the First Section of Tokyo Stock Exchange, Inc.
2. Share prices marked with an asterisk are adjusted for a stock split.
3. Figures for the fiscal year ending March 31, 2005 are as of January 17, 2005.

4. Party to whom Bonds with Stock Acquisition Rights will be allocated

Party to whom the Bonds with Stock Acquisition Rights will be allocated		Daiwa Securities SMBC Co., Ltd.
Bonds with Stock Acquisition Rights to be allocated (face value)		¥80,000,000,000
Amount paid		¥80,000,000,000
Information concerning the party to whom the Bonds with Stock Acquisition Rights will be allocated	Address	8-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Name of representative	Tatsuei Saito, Executive President and CEO
	Amount of capital	¥205.6 billion*
	Business category	Securities business
	Major shareholders	60% by the Daiwa Securities Group 40% by Sumitomo Mitsui Financial Group
Relationship with Fuji Television	Investment relationship	Number of stock of the person to whom the Bonds with Stock Acquisition Rights will be allocated owned by the Company: None* Number of the Company's stock owned by the person to whom the Bonds with Stock Acquisition Rights will be allocated: None*
	Business relationship	Lead managing underwriter
	HR relationships	None

*Information regarding "amount of capital," "major shareholders," and "investment relationship" is as of January 16, 2005.

—End of document—

FILE No. 82-5176

(Translation)

January 17, 2005

To Whom It May Concern:

Name of listed company: Fuji Television Network, Incorporated
Name of Representative: Koichi Murakami, President
(Stock Code No.: No. 4676 Tokyo Stock Exchange, 1st section)

Direct your queries to: Corporate Planning DEPT.,
Executive Officer
Kazunobu Iijima
(Tel: +81-3-5500-8888)

Notice of Commencement of Tender Offer

Fuji Television Network, Incorporated ("the Offeror") gives notice hereby that its Board of Directors resolved at its meeting today to acquire shares of Nippon Broadcasting System, Incorporated (Tokyo Stock Exchange, 2nd Section; Code Number 4660) ("the Target").

1. Purpose of Tender Offer

The Offeror, which currently owns 12.39% (4,064,660 shares) of the total issued shares of the Target, is conducting this tender offer, as provided for the Securities and Exchange Law of Japan, for the purpose of obtaining management control over the Target through the acquisition of all of the issued shares of the Target (excluding the treasury stocks owned by the Target).

With the rapid progress of digitalization in the business environment surrounding the world of broadcasting, the integration of broadcasting and other forms of communications has accelerated. In order to adapt to this changing business environment, we must clearly understand and analyze the development of technologies and market needs and establish a new business model free from pre-conceived ideas.

Although the Offeror and the Target have a history of cooperation, they have managed their companies separately and, based on independent management policies and strategies, have established their respective positions as leaders in the world of television and radio broadcasting. However, we believe that in order to continue to successfully

compete in the media business of the 21st century, there is an urgent need to adopt a group management system that enables flexible and efficient implementation of the "selection and concentration" of operating resources of the group, supported by the capital policies of the entire group rather than those of the individual companies.

Furthermore, from the viewpoint of the shareholding relationships, we consider that it is necessary for the group to establish a long-lasting and stable management system, since the group operates in the highly public business of mass media and there will be a continuous need to carry out the group's social mission and responsibilities.

The obtainment of management control over the Target through this tender offer is the first step towards the Offeror's aim to establish a new group management system in which the Offeror will be the core entity in the future.

The planned outline of the future capital strategies and finance strategies of the group are as follows:

<Capital Strategies>

(i) To implement a capital reorganization involving affiliates toward achieving flexible and effective group management.
(ii) Concurrently with the capital reorganization, to review the business allocation among the current group companies and to implement business restructuring to maximize group synergies.
(iii) To actively promote alliances (capital alliances as well as business alliances) with outside companies in new and related areas.

<Finance Strategies>

(i) To improve returns on assets by enhancing the efficient use of funds and assets through efficient group management.
(ii) To increase our current net income per share and to improve returns on equity by managing the aggregate number of issued shares.
(iii) To raise shareholder values through a review of the dividends policy, leading to possible enhanced returns to shareholders.

In addition, the business strategies of the Offeror itself remain as follows:

(i) To strengthen its business base as a "media complex" by placing digital terrestrial broadcasting as its core media while also promoting the use of new broadcasting media, such as BS and CS, as well as communications media, such as broadband and mobile media.
(ii) To enrich its "digital content factory" by providing attractive and high-quality contents essential to the operation of the media complex.
(iii) To strengthen the business base of the FNN network structure as it faces digitalization

and to achieve a more solid competitive advantage over other networks.

(iv) To continue reinforcement of businesses other than broadcasting, such as businesses related to movies, events, intellectual property rights, etc., which have been successful thus far.

Furthermore, the Offeror will consider reorganizing the radio operating department of the Target and starting new businesses following the obtainment of management control over the Target through this tender offer and mutual consultations between the Offeror and the Target.

For the purpose of effectively competing in the media industry of the 21st century, the Offeror will strengthen the business base of the whole Fuji-Sankei group and vigorously work toward establishing one of the strongest media groups in Japan with a global outlook.

The purchase price of this tender offer, 5,950 yen, has a premium of approximately 21 % over the average closing price of shares of the Target on the Tokyo Stock Exchange, Second Section during the three-month period ended January 14, 2005 (4,937 yen).

Shares of the Target, which are listed on the Tokyo Stock Exchange, Second Section, will possibly be delisted, depending on the results of this tender offer, since no maximum target ownership has been set for this tender offer. The Offeror will explore the possibility of making the Target its wholly owned subsidiary through a share exchange or otherwise in the future, in order to ensure the obtainment of management control over the Target.

The Target will need to dispose of shares of the Offeror owned by the Target within an appropriate period after the Target becomes a subsidiary of the Offeror as the result of this tender offer in accordance with Article 211-2 of the Commercial Code of Japan. We are considering giving high priority to the transfer of such shares from the Target to the Offeror and, if possible, minimizing the number of shares sold by the Target through the market as the method of disposition of such shares, taking into full consideration various factors including tax merits and demerits, impacts on the market price of shares, and compliance with restrictions on investments by foreigners. Furthermore, the Offeror will consider how it will use the treasury stock of the Offeror which it will own after such a transfer, choosing the method which it thinks is best from the perspective of various management strategies among options including retirement of the treasury stocks, allotment of the treasury stocks in conjunction with M & A transactions such as a share exchange and other options.

The board of directors of the Target, at a meeting held on January 17, 2005, passed a resolution supporting this tender offer.

2. Summary of Tender Offer

(1) Description of the Target

(i)	Trade Name	:	Nippon Broadcasting System, Incorporated
(ii)	Main Business	:	Radio broadcasting
(iii)	Date of Incorporation	:	April 23, 1954
(iv)	Address of Head Office	:	1-9-3, Yurakucho, Chiyoda-ku, Tokyo
(v)	Representative	:	Akinobu Kamebuchi, Representative Director and President
(vi)	Amount of Capital	:	4,150 Million Yen (As of September 30, 2004)

(vii) Composition of Major Shareholders and Shareholding Ratios (As of September 30, 2004):

MAC Corporation	16.64%
Fuji Television Network, Incorporated	12.39%
Boston Safe Deposit BSDT Treaty Clients Omnibus	5.37%
The Master Trust Bank of Japan, Ltd.	4.98%
Japan Trustee Services Bank, Ltd.	4.38%

(viii) Relationship with the Offeror:

Capital relationship	:	The Offeror owns 12.39% of the issued shares of the Target. The Target owns 22.51% of the issued shares of the Offeror.
Personal relationship	:	Four directors of the Offeror work concurrently as directors of the Target and one full time statutory auditor of the Offeror works concurrently as a part-time statutory auditor of the Target.
Transactional relationship	:	The Offeror and the Target collaborate to manage a studio for program production

(2) Type of Shares to be Purchased:

Common Shares

(3) Tender Offer Period:

January 18, 2005 (Tuesday) - February 21, 2005 (Monday)

(4) Purchase Price:

5,950 yen per share

(5) Basis for Calculation of Purchase Price:

Purchase Price proposed by the Offeror (5,950 yen per share) was determined by taking into consideration various factors including the historical market prices of shares of the Target, the financial and operational conditions of the Target, and the results of a share value appraisal conducted by the Offeror's advisor (Deloitte Tomatsu Corporate Finance Co., Ltd.), based on the premise that the Offeror will acquire over 50% of the voting rights of the Target. Purchase Price is approximately 21% higher than the average closing price of shares of the Target on the Tokyo Stock Exchange, 2nd Section during the three-month period ended January 14, 2005 (4,937 yen).

(6) The Total Number of Shares Planned to be Purchased: 12,335,341 shares

The Number of Shares Planned to be Purchased: 12,335,341 shares

The Number Excess of Number Planned to be Purchased: 0 share

(Note) If the total number of tendered shares is less than the Number of Shares Planned to be Purchased (12,335,341 shares), none of the tendered shares will be purchased. If the total number of tendered shares is more than the Number of Shares Planned to be Purchased (12,335,341 shares), all of the tendered shares will be purchased. The Offeror does not intend to purchase treasury stocks owned by the Target through this tender offer. Accordingly, the maximum number of shares to be acquired by the Offeror is 28,659,520 shares.

(7) Changes in Number of Shares Owned by the Offeror

Number of Shares Owned by the Offeror Prior to Tender Offer:
4,064,660 shares (Shareholding Ratio: 12.39%)

Number of Shares Owned by the Offeror After Tender Offer:
16,400,001 shares (Shareholding Ratio: 50.00%)

(Note 1) Number of Shares Owned by the Offeror After Tender Offer is the number of shares, assuming that the Offferor will purchase 12,335,341

shares through this tender offer.

(Note 2) The maximum voting right ratio after the tender offer is 100%, since all of the tendered shares will be purchased if the total number of tendered shares is more than the Number of Shares Planned to be Purchased.

(Note 3) The shareholding ratio is calculated based on the total number of the issued shares of the Target as of September 30, 2004 (32,800,000 shares). The voting right ratio is calculated based on 3,272,418 voting rights pertaining to 32,724,180 shares, deducting 75,820 treasury stocks owned by the Target as of September 30, 2004 from the total number of the issued shares of the Target.

(8) Date of Public Notification:

January 18, 2005 (Tuesday)

(9) TOB Agent:

Daiwa Securities SMBC Co., Ltd.
Daiwa Securities Co., Ltd. (sub-agent)

(Note) Daiwa Securities SMBC Co., Ltd. holds approximately 8 % of all of the issued shares of the Target. The purchase price for this tender offer was determined by the Offeror independently.

(10) Funds Required for the Tender Offer:

73,395 million yen

(Note) The number above is an estimate and is based on the assumption that the Offeror will purchase the Number of Shares Planned to be Purchased (12,335,341 shares). The maximum of the estimated amount is 170,524 million yen, since all of the tendered shares will be purchased if the number of tendered shares is more than the Number of Shares Planned to be Purchased.

3. Agreements with Target on Tender Offer

The board of directors of the Target today expressed its support for this tender offer.

4. Prospects after Tender Offer

After this tender offer, the Target will become the Offeror's consolidated subsidiary. If this tender offer is successfully completed, the voting rights of the shares in the Offeror that are currently held by the Target will cease to exist pursuant to Article 241, paragraph 3 of the Commercial Code of Japan. In view of the restrictions on investments by foreigners

to the Offeror under the Radio Law of Japan and the Broadcast Law of Japan, the Target is considering taking appropriate measures, such as loaning out of such shares, if necessary. The future business performance of the Offeror for the Fiscal Year ending March 31, 2005 on a consolidated basis, will be announced officially after this tender offer is completed.